April 6, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Ryan Houseal, Attorney-Advisor

Re:	Network-1 Security Solutions, Inc.
Post-Effective Amendment No. 5 to Form S-1
Filed March 23, 2012
File No. 333-143710

Dear Mr. Houseal:

On behalf of our client, Network-1 Security Solutions, Inc. (the "Company"), this letter is in response to the Staff's comment letter, dated April 2, 2012, and is submitted together with an amended registration statement (Post-effective amendment No. 5 to Form S-1) (the "Registration Statement") filed today with the SEC.  The following discussion in reference to the Registration Statement is in response to the Staff's letter of April 2, 2012 (the headings and numbered paragraphs correspond to the headings in the Staff's letter).

1.     Prospectus Cover Page

Based on our review of the Staff's comment and the referenced Rule 413 and interpretations, the Company has reduced the number of shares of common stock being registered for resale by its Chairman and Chief Executive Officer and related parties to 2,749,937, all being shares covered by the Registration Statement at the time it was originally declared effective.

2.     Other

Please see attached letter from the Company acknowledging the items requested by the Staff.

Please contact the undersigned with any comments or questions relating to the filing at your earliest convenience.

Sincerely,

                                                                                                /s/  Sam Schwartz
                                                                                                Sam Schwartz

Ss:vc

cc:           Corey M. Horowitz,
Chairman and Chief Executive Officer